2025 REPORT

Outsite


OUTSITE
Work Anywhere. Live Differently.

Dear investors,

We've got the financial numbers covered, so tell your investors in human words how this past year went for you. It's possible that it's been a while since they heard from you, so remind them why they believed in you in the first place!

We need your help!

We are a small but ambitious hospitality company actively seeking opportunities to grow our presence by identifying and acquiring new locations and properties. We aim to find spaces that not only fit our operational requirements but also reflect our brand values and commitment to quality. By carefully selecting these properties, we can continue providing exceptional experiences to our guests, strengthen our reputation, and expand thoughtfully into new markets, ensuring each new location enhances the overall guest

experience while supporting sustainable growth for our company.

Sincerely,

Emmanuel Guisset

CEO & Founder

Todd Kimmel

Managing Partner

Stijn Beauprez

CTO

Liz Ribot

COO

How did we do this year?



REPORT CARD

B-

☺ **The Good**

increase operational growth margin

new equity partner

opened new locations like Barcelona

☹ The Bad

did not reach break-even

did not hit target in expansion of new locations

some properties did not perform as well as predicted

2025 At a Glance

January 1 to December 31



$2,660,517 +49%
Revenue



-$1,238,580
Net Loss



$71,046 +26%
Short Term Debt



$0
Raised in 2025



$1,394,197
Cash on Hand
As of 11/14/22



INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$2,660,517

$1,786,738

-$997,611

-$1,238,580

2024   2025

Net Margin: -47%   Gross Margin: 10%   Return on Assets: -44%   Earnings per Share: -$0.15

Revenue per Employee: $106,421   Cash to Assets: 75%   Revenue to Receivables: ~

Debt Ratio: 202%

📄 Reviewed_Financials_2020.pdf   📄 Reviewed_Financials_2021__2_.pdf

📄 Outsite_Inc_GAAP_Financial_Report_for_2024_to_2025.pdf

We ❤️ Our 270 Investors

Thank You For Believing In Us

Joe Cavazos	John "Jp" Chatt	Eric Lafleche	Theophile Villard	Robin Prince	Aman Atak
Mark William Lewis	Hatem Rowaihy	Roderick Herron	Ryan Carter	Anand Arivukkarasu	Juan P Cuevas
Ike Khan	Marcus Mendiola	Asbjørn Holmlund	Rik Ditter	Stan Leszynski	Caro Oliveira
Duke Duncan	Dominick Savillo	Jeff Tang	Brad Kessler	Taylor O'Neal	Lane Roney
Larissa Khudur	Nathan Alongi	Edouard Rosenblum	Katherine Kent	Jeffrey Hogan	Mandarin Drummond
Eddy Kim	Moynur Ahmed	Ankush Bansal	Tony Bricca	Ori Kwan	Martin Habfast
Sarp Ucak	Tony Z	Daniel Schäfer	Karl Sooman	Davina Langdale	Meike Scholz
Christophe Meyer	Cory Bolotsky	Jacob Stellon	Kush V	Connor Moore	Greggory Elias
Lauri Enckell	Kecia Duffy	Serena Jiang	Katie Patterson	James Taber	Anne Lous Céline Va...
Howard Szeto	Trajche Nakov	Megan Arneson	Michael Wiens	Ishita Kumar	Fabio Carta
Nicole Moravcik	Paul Drouet	Ramzi Tabka	Felix Wende	Kheva Mann	Tom Dewhurst
Ana Krulec	Mateusz Tondos	David Freyche	Ashley Anderson	Michael Zhong	Logan Hitchcock
Cristian Laurini	Guillermo Quintero...	Kristina Rekunova	Alexia Nunes	Alexandru Todea	Kacper Madej
Ryan Nisbet	Antonino Li Brizzi	Giuseppe De Giorgi	Alice Thompson	Paul Rosset	Neelam Babel
K Montgomery	Monika Owczarek	Alberto Espinos	Glenda Carter	Basile Grimaud	Kevin Sweers
Corentin Flajoliet	Joe Basel	Bonnie Tang	David Lanfair	Robert Dietrich	Owen Rothman
Akhilesh Khurana	Matthew Welch	Quinn Spicker	Renato Van Veggel	Mia Henry	Victory Ogunbanwo
Nicolas Arrellaga	Zarrin Ahmed	Hugo Tilmouth	Daniel Menon	Dino Celotti	Pedro Gil
Rena Koroshikh	Audrey Emerson	Sakar Panta	Hector Zounon	William Lei	Hunter Pine
Serhii Yukhnevych	Anne Marie King	Jayde Doetschman	Martin Kwan	Nora Lo	Aniket Handa
Karen Scarcliff	Justin Cahoon	Marc Bolh	Stas Spector	Tina Gaggioli	Mario G
Miguel Afonso Baros...	Jacob Huber	Ashok Kamal	Matt Durr	John Cranshaw	Jeffrey W Croomd
Johnnie Mae Brown-...	Igithia LLC	Paul Ivan Kato	Igor Tsukerman	Markus Vitulli	Duy Anh PHAM
Albert Oriol	Nidhi Tanti	Michael Foster	Maryann Bryla	Dehaze Alain	Darshin Van Parijs
Nihar Nanavaty	Jessica Smith	Donald Guy	Andrew Mellen	David Brittain	Colin Wiel
Bridget Keyes	Adrien Tanchoux	Andrew Oh	Eric James	Richard Freeman	Paul Guelpa
Moira Berman	Andrea Bucci	Adam Nowotny	Letizia Haas	Philip Gehrmann	Sarah Pagel
Paul Michael Schreiber	Heather Kleinschmidt	Petrino Saverio...	Daniel Kriozere	Danielle Gaglione	Joseph Ryan
Shiloh Johnson	Ariel Langer	Magdalena Schiefer	Jatinkumar Kadakia	Sophia E	Jørgen Hatløy
Valerie Main	Ambroise Debret	Edward Kelly Medlock	Rajesh Sansi	Dorian Nasby	Amira Eldessoky
Caroline Trolliet	Mark JOHNSON	Christopher Ekren	Amanda Simpson	Morgan Moorer	Zahrah Zimmerer
Krystal Martin	Sam Meyers	Daniar Hussain	South P	Robert Thomas...	Christophe Eagleton
Leslie Crowley	Théo Da Silva	Leigh Zelinski	Siya Bhatt	Douglas Butcher	Martin Lacina
Daniel Gorman	John Herwick	Igor Wos	Joseph Carlsen	Maxence Manceau	Barbara Ruis
Jared Hanstra	Allison RUBIN	Paul J. Mejasich	Marsha Kitil	John Gore	Kayla Duffy
Matthias Hani	Jordan Bowman	Mark Hutmacher	Charlotte Wilborn	Jaakko Oinas	Caroline Munier
Kechna Cadet	Eryn Peters	Christopher Dooley	Sophia Babb	Stryker Lewis	Eduardo Urbaez
Jacopo Vezzosi	Lambrini Papadimos	Matthew McVeigh	Morgan Candolfi	Scott Vanderpoel	Simon Wilkinson

Thank You!

From the Outsite Team






Emmanuel Guisset ☒ in

CEO & Founder

Serial entrepreneur with 10 years experience developing businesses in the U.S and Europe. Passionate about remote work and the positive impact it can bring.



Liz Ribot in

COO & Co-Founder

Made the list of top COO in the leisure space in California. Manages 50 locations and more than 40 team members.



Stijn Beauprez ☒ in

CTO & Co-Founder

Big data and FinTech experience. Building Outsite as an 2.0 hospitality business through differentiated technology.



Jennifer Yuen in

Head of Guest Experience

Former Head of Brand at Airbnb Americas and Guest Experience at Holiday Inn. In charge of positioning Outsite brand



Alexis Janoray in

Head of Expansion Europe

Former VP, Head of Development Africa for Accor. 15+ years of experience in finance and hospitality to positioning Outsite brand.

finance and hospitality to...



Todd Kimmel in

Board Member

Founder and Managing Partner of Montage Ventures, a venture capital firm actively investing in the financial services,...

Hem Suri in

Board Member

50+ VC/PE and merger & acquisition transactions with $2B+ capital over ~15 years. 2x VC founder, 20+ boards, 2x...



Brad Handler in

Board Member

Co-Founder of Inspirato and has served as its Executive Chairman of the Board of Directors since January 2010....



Claire Flurin in

Board Member

Co-founder of Co-Liv - Head of R&D at Keys Asset Management - Creator & Curator of CuriosityisKeys.com



Daniela Misleh in

Head of Design

Creating a bespoke hospitality experience for the new generation of travelers. Experience working in luxury...



Rebecca Males ☒ in

Head of Marketing

Previous creating content for BuzzFeed and Skyscanner, now storytelling for Outsite.

Details

The Board of Directors

Director	Occupation	Joined
Emmanuel Guisset	CEO @ Outsite	2015
Hem Suri	FOUNDER & MANAGING PARTNER @ Spark GV	2021
Todd Kimmel	Managing Partner @ Montage Ventures	2017
Stijn Beauprez	CTO @ Outsite	2020
Pierre Mattei	Real estate @ Keys AM	2024
Jeremie Trigano	CEO @ Obaby	2024
Liz Ribot	COO @ Outsite	2017

Officers

Officer	Title	Joined
Emmanuel Guisset	CEO	2015

Voting Power ❷

Holder	Securities Held	Voting Power
Emmanuel Guisset	2,500,000 Common	30.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
11/2015	$77,524	Common Stock	Section 4(a)(2)
05/2016	$50,000		Section 4(a)(2)
08/2016	$125,000		Section 4(a)(2)
03/2017	$680,500	Safe	Section 4(a)(2)
10/2017	$1,045,500		Section 4(a)(2)
08/2018	$1,065,000		Section 4(a)(2)
04/2021	$2,946,746		Section 4(a)(2)
01/2022	$2,472,270	Preferred Stock	Section 4(a)(2)
11/2022	$475,000	Safe	Section 4(a)(2)
04/2023	$632,307		4(a)(6)
	$309,476		Section 4(a)(2)

The use of proceeds is to fund general operations.

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
05/24/2016	$50,000 ❓	6.0%	20.0%	$4,000,000	12/31/2021
10/30/2017	$1,045,500 ❓	7.0%	20.0%	$7,500,000	12/31/2021
08/31/2018	$1,065,000 ❓	7.0%	20.0%	$9,500,000	12/31/2021
04/18/2021	$2,946,746 ❓	7.0%	20.0%	$15,000,000	12/31/2022

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	12,000,000	2,936,373	Yes
Preferred	6,355,827	5,387,896	Yes

Warrants: 0
Options: 1

Form C Risks:

We are a young company in investment mode and at this time have not achieved scale to return a company wide profit. So far Outsite has had recurring losses since inception and we expect that trend to continue in the near future as we grow the business in various parts of the world.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

A decline or disruption in the Travel and hospitality sectors or an economic downturn could adversely affect our business. This includes potential threats from global pandemics, local or global terrorist events, natural calamities that could impact travel and tourism. Additionally if the global economy or parts of it enter a recession and as that recession impacts consumers and spending patterns we may see a slowdown in our business.

Although a team of experienced entrepreneurs leads the company, none of them have ever been involved in bringing a hospitality company to market besides Outsite. There is also limited proof of the business model of the company. As such digital nomadism is in its infancy and could take more time to get critical mass than we anticipate and hence could have adverse impact on the operational and financial performance of the company.

We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition.

We are subject to the risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts, and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition. To the extent climate change causes changes in weather patterns, our coastal destinations could experience increases in storm intensity and rising sea-levels causing damage to our hosts' properties and result in a reduced number of listings in these areas. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms our hosts find acceptable in areas most vulnerable to such events, increasing operating costs for our hosts, including the cost of water or energy, and requiring our hosts to expend funds as they seek to repair and protect their properties in connection with such events. As a result of the foregoing and other climate-related issues, our hosts may decide to remove their listings from our platform. If we are unable to provide listings in certain areas due to climate change, we may lose both guests and hosts, which could have a material adverse effect on our business, results of operations, and financial condition.

We rely on third-party payment service providers to process payments made by guests and payments made to hosts on our platform. If these third-party payment service providers become unavailable or we are subject to increased fees, our business, results of operations, and financial condition could be materially adversely affected.

We rely on third-party payment service providers such as Stripe to link us to payment card and bank clearing networks to process payments made by our guests and to remit payments to hosts on our platform. We have agreements with these type of providers, some of whom are the sole providers of their particular service. If these companies become unwilling or unable to provide these services to us on acceptable terms or at all, our business may be disrupted, we would need to find an alternate payment service provider, and we may not be able to secure similar terms or replace such payment service provider in an acceptable time frame.

If we are forced to migrate to other third-party payment service providers for any reason, the transition would require significant time and management resources, and may not be as effective, In addition, the software and services provided by our third-party payment service providers may fail to meet our expectations, contain errors or vulnerabilities, be compromised, or experience outages. Any of these risks could cause us to lose our ability to accept online payments or other payment transactions or make timely payments to hosts on our platform, which could make our platform less convenient and desirable to customers and adversely affect our ability to attract and retain members.

Our business depends on attracting and retaining capable management and employees, and the loss of any key personnel could materially adversely affect our business, results of operations, and financial condition.

Our success depends in large part on our ability to attract and retain high-quality management and employees.

management and employees.
Emmanuel Guisset (CEO), Liz Ribot (COO), and Stijn Beuprez (CTO) founded our company and have been instrumental in devising and implementing our strategies for growth and scaling our business. Our founders and other members of our senior management team, as well as other employees, may terminate their employment with us at any time, which could materially adversely affect our business, results of operations, and financial condition.
As we continue to grow, we cannot guarantee that we will be able to attract and retain the personnel we need. Our business requires skilled technical, engineering, design, product, data analytics, marketing, business development, and community support personnel, including executive-level employees, who are in high demand and are often subject to competing offers.
Competition for qualified employees and executive-level employees is intense in our industry. The loss of qualified employees, or an inability to attract, retain, and motivate employees required for the planned expansion of our business would materially adversely affect our business, results of operations, and financial condition and impair our ability to grow.

Outsite is a relatively new company and we continue to build our brand and reputation. This is reflected by our internal NPS checks + our scores on various rating platforms which continue to remain strong in terms of ratings and customer feedback. However as we grow the platform there could be a risk of negative customer feedback or negative publicity which could have a negative impact on our business, results of operations and financial condition.

Our debt obligations contain restrictions that impact our business and expose us to risks that could materially adversely affect our liquidity and financial condition. If we require additional funding to support our business, this additional funding may not be available on reasonable terms, or at all.

The Company is an early stage company incorporated on 11 Sept 2015. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets.
In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, scarcity of environmental resources, and competition. The Company believes that the estimates prepared by them as to capital, personnel, equipment and facilities required for their operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

The hospitality industry is seasonal in nature. The periods during which our properties experience higher or lower levels of demand vary from property to property, depending principally upon their location, type of property and competitive mix within the specific location. Based on historical results, we generally expect our revenues to be lower in the first quarter of each year than in each of the three subsequent quarters.

Investors may not see a return ever or until a significant liquidity event such as an IPO, an

acquisition or sustained profitability. This means the company will need several years of consistent operating progress and profitability. The company will also need the attention of investors plus a favorable investment climate down the road for a favorable liquidity event. In the event of a market slowdown or a general sourness of investors towards travel and hospitality investments, the company will be challenged to find a meaningful financial exit for its investors.

The hospitality industry is cyclical, and demand generally follows, on a lagged basis, key macroeconomic indicators. There is a history of increases and decreases in the development and supply of and demand for hotel rooms, occupancy levels and room rates realized by hotel owners through economic cycles. The combination of changes in economic conditions and in the supply of hotel rooms can result in significant volatility in results for owners and managers of hotel properties. The costs of running a hotel, including personnel costs, rent, property taxes, insurance and utilities, tend to be more fixed than variable. As a result of such fixed costs, in a negative economic environment, the rate of decline in earnings can be higher than the rate of decline in revenues. In 2020, we and our hotel owners experienced a downturn in the current industry cycle driven by the COVID-19 pandemic, which continued into 2021. However, the level of travel in 2021 recovered substantially when compared to that of 2020.

Digital nomad is a relatively new trend which has gained popularity due to the proliferation of remote working, digital professions (developers, designers, influencers) and the general openness of employers to let employees work remotely from anywhere.
If there is a change in the mindset of employers and if there is a significant push back to in-office work, it will restrict movement of people and will start to put restraints on the growth of digital nomads.

The company operates in a competitive marketplace surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets.

Outsite continues to gain new members each month, however in the future if we are unable to maintain this momentum and cannot attract new members to our platform or start to see accelerated churn of existing members, that will have a materially adverse impact on our business.

A portion of our current and an increasing portion of our future business rests on our ability to attract and retain franchises and management contracts. If we are unable to attract new franchises or management contracts or retain existing pool of franchises or management contracts then our business will be materially adversely affected.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company.

The investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓
purchaser, to a trust created for the benefit of a member of the family of the purchaser or
the equivalent, or in connection with the death or divorce of the purchaser or other similar
circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share

similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Outsite Inc

Delaware Corporation
Organized September 2015
25 employees
101 Cooper St #276
Santa-Cruz CA 95060 https://www.outsite.co/

Business Description

Refer to the Outsite profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Outsite is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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